May 26, 2023
VIA EDGAR (CORRESP)
U.S. Securities and Exchange Commission
CF04, Office of Manufacturing
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Beverly A. Singleton

Re: Carlisle Companies Incorporated
Form 10-K, as amended, for the Fiscal Year Ended December 31, 2022
Filed February 22, 2023
File No. 001-09278
Dear Ms. Singleton:

Carlisle respectfully requests an extension of time to respond to the Commission’s May 15, 2023 comment letter on our 2022 Form 10-K until June 13, 2023.

Thank you for accommodating our request.

Very truly yours,
/s/ Scott C. Selbach
Scott C. Selbach
Executive Vice President, Secretary & General Counsel